

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 6, 2008

Mr. Pierce Onthank
President, CEO, Secretary-Treasurer
The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, Connecticut 06880

> **Re:** **The American Energy Group, Ltd.**
> **Item 4.01 Form 8-K/A**
> **Filed November 4, 2008**
> **File No. 000-26402**

Dear Mr. Onthank:

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief